UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Unikorn Inc.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 October 6, 2015

Physical address of issuer
171 Main Street #274, Los Altos, California 94022

Website of issuer
https://petpal.in

Address of counsel to the issuer for copies of notices
Foley Shechter Ablovatskiy LLP
1180 Avenue of the Americas, 8th Fl.
New York, NY 10036
Attention: Sasha Ablovatskiy, Esq.

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc. (the "Intermediary")

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

At the conclusion of the Offering, the issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will receive a number of Crowd Notes (as defined below) of the Issuer equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
$25,000 in Crowd Notes

Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$310,484.00

Deadline to reach the target offering amount
August 22, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Crowd Notes will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end (December 31, 2021)	**Prior fiscal year-end (December 30 2020)**
Total Assets	$264,854	$90,002
Cash & Cash Equivalents	$226,291	$75,948
Accounts Receivable	$33,745	$13,138
Short-term Debt	$184,825	$51,351
Long-term Debt	$456,067	$205,681
Revenues/Sales	$166,899	$148,452
Cost of Goods Sold	$168,670	$170,521
Taxes Paid	$0	$0
Net Income	($203,657)	($106,495)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 17, 2022

FORM C

Up to $310,484.00

Unikorn Inc.



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Unikorn Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $310,484.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase the Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be also entitled to receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$310,484.00	$15,524.20	$294,959.80

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://petpal.in no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 17, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

7

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://petpal.in. The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Unikorn Inc. (the "Company," "we," "us" or "our") is a Delaware corporation, incorporated on October 6, 2015. The Company is currently also conducting business under the name of "Petpal." We also operate in India through our subsidiaries, Unikorn Pet Services India Private Limited and Petpal Technologies Private Limited.

The Company is located at 171 Main Street #274, Los Altos, California 94022.

The Company's website is https://petpal.in.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We are an online platform in India for pet food, accessories, veterinary care, health insurance, and pharmaceutical products. We source our products from multiple distributors at a discount that is

split between us and our customers. Our vision is to become the market leader in the South Asian pet care segment and make pet parenting a beautiful and painless experience.

We are executing on our vision by developing a one-stop platform for pet owners to get the food, medicine, and accessories they need to keep their pets happy and healthy. Through its website, Petpal allows owners to purchase and receive the items they need without leaving home. Petpal also offers buyers in Bangalore and Hyderabad, India free same-day shipping, with free standard shipping and doorstop delivery throughout India, providing a convenient alternative to traditional pet stores. Petpal has also expanded into telehealth solutions for pet parents, who can receive veterinary care from the comfort of their own home. The Company provides this solution by connecting its network of veterinary doctors with its primary customers—pet parents.

Unikorn Inc. is a corporation incorporated in Delaware, United States and wholly owns two subsidiaries in India—Unikorn Pet Services Private Limited and Petpal Technologies Private Limited. We currently conduct business in India under the Petpal Technologies Private Limited subsidiary and are closing the Unikorn Pet Services Private Limited subsidiary.

Unikorn Inc. has signed a non-binding letter of intent (LOI) to acquire Activx Animal Health Technologies Private Limited, the Vetzz and Petzz platform with which it integrated to facilitate access to veterinary care. Vetzz and Petzz founder Swetang Sharma joined PetPal as CTO in October 2021.

The OFFERING

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$310,484 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$310,484 Principal Amount
Purchase price per Crowd Note	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 22, 2022
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	See the description of the voting rights on page 42 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of the State of Delaware on October 6, 2015. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure

may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our success depends on the experience and skill of our board of directors, executive officers and key employees.
In particular, we are dependent on Srivatsava Gorthy, our CEO and a director, Swetang Sharma, our CTO and a director, and Shivangi Raina, our Chief Veterinary Officer. We have entered into or intend to enter into employment agreements with Srivatsava Gorthy, Swetang Sharma and Shivangi Raina although there can be no assurance that we will be able to or will do so or that they will continue to be employed by us for a particular period of time. The loss of any of our executive officers or any other member of our board of directors could harm our business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks, copyrights, and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to

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maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect our business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, our business activities originating from affected areas, including service providers and the vendors and partners that we work with, could be adversely affected. Disruptive activities could include the temporary closure of vendors and business that we work

with, restrictions on our ability to run our business, business closures in impacted areas, and restrictions on our employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact our business, operations and financial results.

If our employees or employees of any of our vendors, suppliers, customers or other business that we work with become ill or are quarantined and in either or both events are therefore unable to work, our operations could be subject to disruption. The extent to which a pandemic affects our results will depend on future developments that are highly uncertain and cannot be predicted.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Reductions in sales of our service will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our service and brand:

- the introduction of competitive products;

- changes in consumer preferences for alternative payment methods;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding our service or similar services;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our service;

- any changes in government policies and practices related to our service and markets; and

- regulatory developments affecting the marketing or use of our service.

Adverse developments with respect to the sale or market acceptance of our services would significantly reduce our sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
We are dependent on Srivatsava Gorthy, our CEO and a director, Swetang Sharma, our CTO and a director, and Shivangi Raina, our Chief Veterinary Officer, in order to conduct our operations and execute our business plan. However, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Srivatsava Gorthy, Swetang Sharma or Shivangi Raina die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect us and our operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and India.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
Our business depends on acceptance by both our customers as well as the business that we work with of our services and brands that have the potential to provide incremental sales growth rather than reduce our existing sales. We believe that the success of our business will also be substantially dependent upon acceptance of our brand. We also seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media,

whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely

affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Failure to execute our opportunistic buying could adversely affect our business.

We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

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Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their

product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected, and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership,

libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;

- our ability to satisfy consumer demands in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- shifts in geographic concentration of customers, supplies and labor pools; and

- seasonal fluctuations in demand and our revenue.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent

with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Conducting Business in India includes various risks which could materially affect our business.

Conducting business in India includes various risks which could materially affect our business. We will be required to obtain local permits and licenses. We must be registered under the Indian Company Act, and our suppliers must be registered with the Export Promotion Councils (EPC) before conducting business in India. Goods exported out of India are eligible for exemption from both Value Added Tax and Central Sales Tax. Cosmo Ventures and our partnered suppliers must abide by the Customs Act to avoid penalization for the attempt to export goods improperly. If we are not able to obtain these permits, or licenses, our business may fail.

As importers we will be exposed to foreign exchange risks that arises due to the probability of an adverse change in exchange rates.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing stockholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 16, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each

Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of stockholders.
Prior to the Offering Srivatsava Gorthy, the Company's CEO, beneficially owns 99.09% of the Company's issued and outstanding shares and 86.96% on a fully diluted basis. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, Mr. Gorthy may be able to exercise significant influence over matters requiring stockholder approval, including the election of the Company's directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Gorthy may have interests that are different from yours. For example, Mr. Gorthy may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Gorthy could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the

stockholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing stockholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We own and operate Petpal.in, an online platform for pet owners in India that retails pet food, accessories, and pharmacy. We source our products from multiple distributors at a discount that is split between us and our customers.

Business Plan

Our business model relies on the continued growth of users coming online to shop for pet supplies and the success of existing pet brands and products, as well as the creation of new pet products. The markets and industry segments in which we offer our products are highly competitive specifically with e-commerce giants and offline stores. We utilize our marketing and online presence to acquire consumers at the discovery stage. We work collaboratively with our distributors to improve the online presence of our products when a consumer is shopping online. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. With a strategic focus on user growth, we are working on the following: a referral program for our existing user base to acquire new customers, a subscription program for repeat customers, digital marketing - Google Adwords/Instagram, coordinating closely with veterinarians to help cater to their specific needs (demand generation/ inventory/ AMS/clinic management software), tapping social media influencers who are pet lovers on Instagram, and partnering with Indian food delivery platform Dunzo to generate orders.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Pet Food Retailer	National, international and local brands	Pet owners, Non-governmental organization (NGOs), Animal activists and animal shelters in India
Pet Accessories Retailer	National, international and local brands	Pet owners in India
Veterinary Pharmacy Retailer	Prescription and over the counter drugs, vaccinations	Pet owners, small vet practices and pharmacy stores in India
Veterinary Telehealth	Digital health check-ins conducted by veterinarians	Pet owners in India

Petpal ships products to both customers and business via shipping partners. Logistics are completely outsourced; we can focus solely on product acquisition and customer service. We are constantly looking for ways to reduce shipping timelines and costs, so we can offer competitive prices to our customers

Competition

The Company's primary competitors are Amazon, Flipkart, Chewy, and Petsworld.

Customer Base

Petpal's customers are pet owners, nonprofit organizations (NGOs), animal activists, animal shelters, breeders, small stores, clinics, and veterinarians.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Pet owners	pet supplies	60.0%
NGOs, animal activists	pet supplies	30.0%
Small businesses	pet supplies	10.0%

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4180234	Goods	Class 29	May 20, 2019	November 23, 2019	India
4179093	Services	Class 42	May 17, 2019	November 24, 2019	India
4180265	Goods	Class 5	May 20, 2019	November 23, 2019	India
4179034	Services	Class 35	May 17, 2019	November 25, 2019	India

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Government of Telangana Drugs Control Administration	Petpal Medicals	1. License to sell, stock, or exhibit or offer for sale or distribute drugs by retail 2. License to sell, stock, or exhibit or offer for sale or distribute drugs by wholesale	N/A

Governmental/Regulatory Approval and Compliance

The Company has been and will continue to be subject to the various U.S. and Indian laws and regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 171 Main Street #274, Los Altos, California 94022.

The Company conducts business in India.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Unikorn Pet Services Private Limited	Private Limited	Hyderabad, India	November 10, 2015	100.0%
Petpal Technologies Private Limited	Private Limited	Hyderabad, India	June 30, 2018	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$15,524
Salaries	0.00%	$0	38.65%	$120,000
Marketing and Advertising	80.00%	$20,000	19.33%	$60,000
Legal and Accounting	15.00%	$3,750	11.59%	$36,000
Promotions	0.00%	$0	7.73%	$24,000
Shipping and Delivery	0.00%	$0	11.59%	$36,000
Miscellaneous	0.00%	$0	6.11%	$18,960
Total	**100.00%**	**$25,000**	**100.00%**	**$310,484**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Srivatsava Gorthy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director & CEO, Oct. 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director & Chief Executive Officer of Unikorn Inc., Oct. 2015 - Present
Srivatsava Gorthy handles day-to-day operation of company and executes product vision and capital raising efforts. Srivatsava holds a master's degree from Cornell University and a master's degree from Pondicherry University.

Name
Swetang Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director & CTO, Nov. 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director & Chief Technology Officer of Unikorn Inc., Nov. 2021 - Present
Swetang Sharma is responsible for overseeing the technology stack of the company. Swetang was also the founder of Vetzz from January 2019 – Present and Swetang is also the founder of Petzz.org from April 2017 – Present. Swetang holds a bachelor's degree from Vellore Institute of Technology and an MBA from the Indian Institute of Management, Bangalore.

Name
Shivangi Raina

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Veterinary Officer, Apr. 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Veterinary Officer of Unikorn Inc., Apr. 2021 - Present
Student at Bombay Veterinary College, Mumbai, 2016 – January 2022
Shivangi Raina is responsible for leading veterinary telehealth services projects. Shivangi also holds a bachelor's degree from Bombay Veterinary College, Mumbai.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has ten (10) full time and three (3) contract employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	20,000,000 shares
Amount Issued and Outstanding	10,092,248 shares
Voting Rights	One per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other Material Terms	10,000,000 shares of Common Stock are currently owned by CEO and Co-Founder Srivatsava Gorthy, who has the intention of offering a portion of his ownership to Co-Founder Swetang Sharma within the next year. This transfer of ownership may occur during this Offering.

Type of security	Crowd Notes
Principal amount issued	$229,006 *(inclusive of the 2% received by the Intermediary)*
Valuation Cap	$4 million or $5 million
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Discount Rate	20%
Other Material Terms	In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will convert into a number of shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the lower of: (A) the product of (1) one minus the Discount of 20%, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap of $4 million or $5 million, depending on if the Purchaser is an Early Bird Investor, by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

The Company has reserved 1,500,000 (1.5 million) shares of its common stock for its employee stock option pool, which are classified as Restricted Common Stock. 92,248 shares have been issued and vested.

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Srivatsava Gorthy
Amount outstanding	$42,236
Interest rate and payment schedule	No interest; principal payable on December 31, 2026
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 31, 2026
Other material terms	N/A

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Notes	224,516	$224,516	General Corporate Purposes	March 2021	Regulation CF

Ownership

The table below shows the beneficial ownership of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name	Percentage Owned Prior to Offering
Srivatsava Gorthy	99.09%

Unikorn Inc. owns 99.98% of the outstanding equity of Unikorn Pet Services, an Indian private limited company. Unikorn Pet Services wholly owns Petpal Technologies, an Indian private limited company. The sole founder of Unikorn Inc. is Srivatsava Gorthy.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

For the fiscal year ended December 31, 2021, Petpal had revenue of $166,899, an increase from $148,452 for the same period in 2020, a net operating loss of $203,657, down from a net operating loss of $106,495 over the same period in 2020. The reduction in income came about as a result of greater than normal operating expenditures, particularly relating to general and administrative, advertising and marketing, legal and professional, and salaries and wages expenses.

We expect that if the maximum amount of the Offering is raised, we will have sufficient capital to operate our Company for a minimum of 15 months. We hope to raise additional funding in the next year to fund the expansion of our offerings and process a higher anticipated volume of daily/monthly transactions. Aggressive customer acquisition will be the key driver of growth. Our biggest challenge will be developing a strong customer base and converting them into repeat customers through a subscription model.

Upon the closing of the Offering, our goal is to acquire customers and target 100+ orders on a daily basis, which we expect will put us on the path to profitability. Both customer acquisition and profitability are important objectives that we expect to accomplish through this Offering. We will be focused on hiring employees, improving our technology platform including building apps, beginning aggressive marketing both through digital marketing and social media influencers. We will also continue building partnerships with stores, clinics and NGOs.

Liquidity and Capital Resources

We expect our monthly expense budget to double over the next 18 months while we operate on a lean startup model We also anticipate that our marketing and shipping costs will decrease over time if orders increase and we receive favorable volume discounts from shipping partners.

We do not have any additional sources of capital other than the proceeds from the Offering.

In the future, we may utilize additional commercial financings, lines of credit and term loans and/or issue equity securities for general corporate purposes, including acquisitions and investing in our technologies and services. We may also use our current cash and cash equivalents to pay down our debt, in part or in full. Management plans to fund our operations for the foreseeable future through the combination of increased sales, improved operating results, and the ability to access sources of capital such as through the issuance of equity and/or debt securities. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us.

Capital Expenditures and Other Obligations

The Company does not intend to make the material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $310,484 in principal amount of Crowd Notes for up to $310,484.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 22, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $310,484.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's assets value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial

closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the form of Crowd Notes in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Valuation Cap
The Valuation Cap shall be $5,000,000.00 for the aggregate amount of Crowd Notes first raised up to and including $75,000 by the Company and $6,000,000.00 for the aggregate amount of Crowd Notes raised by the Company over $75,000 thereafter.

Not Currently Equity Interests
The Crowd Notes are not currently equity interests in the Company and can be thought of as the right to receive company stock at some point in the future upon the occurrence of certain events.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our Company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into capital stock of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our Company upon the earlier of (i) our Company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales)).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as "Conversion Shares", equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor,

you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one (1) minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series stockholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series stockholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal

amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of the Crowd Notes
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Stockholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series stockholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any stockholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days (or such other period as determined by the IPO underwriters) following such IPO.

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis

of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons as of December 31, 2021:

Related Person/Entity	Srivatsava Gorthy
Relationship to the Company	Founder
Total amount of money involved	$42,236
Benefits or compensation received by related person	0% interest loan payable on December 31, 2026
Benefits or compensation received by Company	Monetary contributions from Founder for use as general working capital for the company
Description of the transaction	0% interest loan

Conflicts of Interest

To the best of our knowledge we have not engaged in any transactions or relationships, which may give rise to a conflict of interest with our Company, operations or security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Unikorn Inc.

/s/Srivatsava Gorthy
(Signature)

Srivatsava Gorthy
(Name)

Founder and CEO
(Title)

March 17, 2022
(date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Unikorn Inc.

/s/Srivatsava Gorthy
(Signature)

Srivatsava Gorthy
(Name)

Founder and CEO
(Title)

March 17, 2022
(date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

Unikorn Inc.

Unaudited Consolidated Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To
Management
Unikorn Inc.
Los Altos, CA

We have reviewed the accompanying consolidated financial statements of Unikorn Inc. (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 23, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Unikorn Inc. CONSOLIDATED
BALANCE SHEET DECEMBER 31,
2021 AND 2020 _____

ASSETS	2021	2020
CURRENT ASSETS		
Cash	$ 226,291	$ 75,948
Accounts Receivable	33,745	13,138
Payroll Advances	3,203	82
TOTAL CURRENT ASSETS	263,239	89,168
NON-CURRENT ASSETS		
Fixed Assets, Net	1,615	834
TOTAL NON-CURRENT ASSETS	1,615	834
TOTAL ASSETS	$ 264,854	$ 90,002

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts Payable	184,825	51,351
TOTAL CURRENT LIABILITIES	184,825	51,351
NON-CURRENT LIABILITIES		
Convertible Notes	229,006	71,690
Related Party Loan	42,236	82,640
TOTAL LIABILITIES	456,067	205,681
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized; 10,000,000 issued; $0.0001 par value)	1,000	1,000
Restricted Stock (1,500,000 shares authorized; 92,248 issued; $0.0001 par value)	9	9
Accumulated Other Comprehensive Gain (Loss)	(1,000)	1,081
Retained Deficit	(191,222)	(117,769)
TOTAL SHAREHOLDERS' EQUITY	(191,213)	(115,679)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 264,854	$ 90,002


Unikorn Inc.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____


	2021	2020
Operating Income		
Sales	$ 166,899	$ 148,452
Cost of Goods Sold	168,670	170,521
Gross Profit	(1,771)	(22,069)
Operating Expense		
Salaries and Wages	91,159	23,529
Advertising & Marketing	43,215	30,690
General and Administrative	33,774	7,905
Legal & Professional	29,504	19,647
Rent	2,153	3,735
	199,805	85,507
Net Loss from Operations	(201,576)	(107,576)
Net Loss before Adjustment	$ (201,576)	$ (107,576)
Foreign Currency Translation Adjustment	(2,081)	1,081
Comprehensive Loss	$ (203,657)	$ (106,495)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	10,092,248	10,092,248
Net loss per share	$ (0.02)	$ (0.01)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2


Unikorn Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____


		2021		2020
Cash Flows From Operating Activities				
Net Loss For The Period	$	(201,576)	$	(107,576)
Change in Accounts Payable and Accrued Expenses		133,475		33,702
Prior period Adjustments		128,123		(7,159)
Change in Other Current Assets		(3,121)		113
Change in Accounts Receivable		(20,607)		483
Net Cash Flows From Operating Activities		36,294		(80,437)
Cash Flows From Investing Activities				
Purchase of Fixed Assets		(781)		(834)
Net Cash Flows From Investing Activities		(781)		(834)
Cash Flows From Financing Activities				
Issuance of Convertible Notes		157,316		71,690
Effect of Currency Translation On Cash		(2,081)		1,081
Paid down/Issuance of Related Party Loans		(40,405)		82,237
Net Cash Flows From Financing Activities		114,830		155,008
Cash at Beginning of Period		75,948		2,212
Net Increase In Cash		150,343		73,736
Cash at End of Period	$	226,291	$	75,948
		-		

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

Unikorn Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock		Restricted Stock		Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount		
Balance at December 31, 2019	10,000,000	$ 1,000	92,248	$ 9	$ (3,033)	$ (2,024)
Prior Period Adjustment					$ (7,159)	$ (7,159)
Net Loss					$ (107,576)	$ (107,576)
Foreign Currency Translation Adjustment						$ 1,081
Balance at December 31, 2020	10,000,000	$ 1,000	92,248	$ 9	$ (117,769)	$ (115,679)
Prior Period Adjustment					$ 128,123	128,123
Net Loss					$ (201,576)	$ (201,576)
Foreign Currency Translation Adjustment						$ (2,081)
Balance at December 31, 2020	10,000,000	$ 1,000	92,248	$ 9	$ (191,222)	$ (191,213)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Unikorn Inc. ("the Company") is a corporation organized in the state of Delaware and domiciled in India. The Company operates as an online store that sells pet supplies in the country of India.

In 2015, a subsidiary entity was founded by the Company with its location in India that also operates in the pet services industry. The financial statements have been consolidated to show the operations of both the Company and this subsidiary entity.

In 2018, the company established a secondary entity to further operations. As of year-end 2019, this entity has had no financial activity during the review period.

NOTE B- GOING CONCERN MATTERS

The consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses in 2021 of $203,657 and 2020 of $106,495.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 23, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Foreign Currency Translation Loss

This amount was calculated using the conversion rate between the US dollar and Rupee for the years ended in 2021 and 2020. All accumulated translation losses are accounted for in Accumulated Other Comprehensive Loss.

Sales

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue streams have been derived from pet food sales to customers.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2022 and may be renewed at the option of the Company at the then-current market rate. Future monthly payments due under the lease are as follows:

- 2022: $1,768.69 plus any water charges.

Advertising

The Company records advertising expenses in the year incurred.

Exchange Rate Conversion

A conversion in exchange rate was required during 2021 and 2020. The Company previously recorded items thru Indian currency (Rupees) with different standards. After the conversion, we were provided with updated financials prepared under U.S GAAP accrual basis standards in USD. In 2020, the Company experienced an adjustment related to the translation gain of $1,081 in accumulated other comprehensive income ("AOCI"). In 2021, the Company experienced a much larger adjustment compared to the prior years related to the translation loss of $1,000 in accumulated other comprehensive loss ("AOCL").

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware and subject to the Government of India's tax withholdings.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Convertible Notes

In 2020, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("Convertible Notes") through a Reg CF crowdfunding campaign. The notes may convert at the option of the shareholder or in a qualifying event outlined in the note agreement, into equity at a 20% discount rate with the valuation cap of either $4 million or $5 million. The notes do not accrue interest.

Related Party Notes

In 2020, the founder issued a series of notes for the purpose of raising additional operating capital ("Related Party Loan"). The notes are payable as of December 31, 2026 and bear no interest.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company authorized 20,000,000 shares of $0.0001 par value Common Stock, which is the only class of equity outstanding. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

The Company has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

The Company has set aside 1,500,000 of shares of Restricted Common Stock as duly authorized by its Board of Directors pursuant to an Equity Incentive Plan to reward employees with equity ownership in the Company. As of December 31, 2021, 92,248 shares of Restricted Common Stock have been issued, all of which has fully vested.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock	10,000,000
Restricted Stock	92,248

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 23, 2022, the date that the financial statements were available to be issued.

Crowdfunded Offering

In 2022, the Company intends to offer securities in a securities offering expected to be exempt
from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker dealer and FINRA member.

EXHIBIT B
Company Summary





Company: Petpal

Market: Veterinary healthcare and pet e-commerce

Product: Marketplace for healthcare and pet supplies

Company Highlights

- Fulfilled 8,400+ pet food and supply orders and 7,600+ digital veterinary bookings in 2021
- Petpal's marketplace integrated with a digital marketplace for veterinary care in India, with a network of 400+ veterinarians to provide virtual and in-person vet care
- Generated revenue of $166,899 in 2021, a 12% increase year-over-year
- Nearly $1 million of gross merchandise volume (GMV) has been purchased on the Petpal marketplace since inception

WHY IT'S INTERESTING

A pet can be a joyful addition to your family. While they may provide you with stress-relief and conversation starters, they usually require frequent care. In the U.S., caring for your pet can be as easy as shopping for pet supplies online or driving to grocery stores or pet supply stores for your pets' needs. However, pet care in India may not always be that simple. Urban cities like Bangalore, Delhi, Mumbai, and Hyderabad rank among the densest populated cities in the world, making travel to and from stores difficult.[i] For nearly 30 million pets in India, accessing pet care digitally can be a viable alternative.[ii]

Petpal was co-founded by ex-Googler and India native Sri Gorthy and fellow software entrepreneur Swetang Sharma, who are on a mission to solve the challenges that Indian pet owners face—accessibility, convenience, and quality of pet care. Petpal's marketplace currently features over 150 products from numerous brands. Founded in 2016, the marketplace has continuously expanded its product offerings as pet ownership in India has become a rising trend,[iii] which has contributed to Petpal's growth. Petpal originally rolled out its marketplace in Bangalore and Hyderabad and has since expanded to Pune and has partnered with delivery startup Dunzo to potentially reach five other cities.

This capital raise is Petpal's second round of funding after raising over $220,000 of funds through the MicroVentures platform from 2020 to early 2021. Since then, Petpal has expanded its platform to include veterinary care, which pet parents can use to book a veterinary appointment online and receive care within their own home. To facilitate this, Petpal has integrated its platform with Vetzz and Petzz, another Indian pet care marketplace, that has a network of veterinarians ready to provide pet checkups and health screens when needed.

EXECUTIVE SNAPSHOT



Petpal has developed a one-stop online platform for Indian pet owners to get the food, medicine, and accessories they need to keep their pets happy and healthy. Through its website and mobile application, Petpal allows owners to purchase and receive the items they need without leaving home, offering same day shipping in two Indian cities and free standard shipping across India. Additionally, Petpal enables pet parents to receive veterinary care for their animals through its platform, making the Petpal marketplace a comprehensive one-stop-shop for pet care. Petpal previously raised over $220,000 through MicroVentures in March 2021 and is seeking additional capital to accelerate product development, bolster marketing efforts, and increase marketing and operations headcount.

PERKS

Investors that purchase the first 75,000 Crowd Notes, and thereby fund the first $75,000, will receive Crowd Notes with a conversion provision based on a $5 million valuation cap instead of a $6 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5 million valuation cap (instead of $6 million).

COMPANY SUMMARY

Opportunity

As a nation, India has experienced a rapid increase in pet ownership. Between 2012 and 2017, the country's dog population saw a compounded annual growth rate (CAGR) of 77%. Now, with roughly 23 million dogs and 4 million cats, as well as 600,000 adoptions each year, India is expected to experience increased growth in its pet care industry.[iv] Over a forecast period of 2019 to 2024, the Indian pet care market is expected to grow at a CAGR of 17%,[v] outpacing growth in the worldwide pet care market by more than three times over the same forecast period.[vi] One of the main drivers of this forecasted growth is the diversification of distribution channels, with e-commerce viewed as a major potential driver of industry growth.[vii]

Across the world, the COVID-19 pandemic has caused decreased economic activity in many industries and sectors. Despite this economic slowdown, it appears that the pet care industry has witnessed increased sales due to the crisis. According to Nielsen, between March 15, 2020, and March 21, 2020, dog food and cat food sales were up 54% and 52% respectively relative to the same period last year. Further, it appears that e-commerce pet care companies are benefiting as people purchase goods from their homes. According to Moody's, online pet supply retailers like Amazon and Chewy have seen increased demand, with Chewy hiring an additional 6,000 employees to keep up with demand.[viii]

Founded in 2015, Petpal is an online pet supply e-commerce platform for Indian pet owners. Offering free shipping with doorstep delivery and in-home veterinary care, Petpal allows customers to purchase and receive the food, accessories, pharmaceuticals, veterinary care, and health insurance care their pets need, all from the comfort of their homes. As it aims to become a one-stop shop for all of a user's pet needs, Petpal hopes to expand its offerings to include pet insurance purchasing and pet adoption, among other features.

Product


Petpal has developed a one-stop platform for pet owners to get the food, medicine, and accessories they need to keep their pets happy and healthy. Through its website, Petpal allows owners to purchase and receive the items they need without leaving home. Petpal also offers buyers in Bangalore and Hyderabad, India, free same-day shipping, with free standard shipping and door step delivery throughout India, providing a convenient alternative to traditional pet stores.

To help users find what they're looking for, Petpal displays more than 1,000 featured products, as well as new arrivals. The company also categorizes products by animal (cat, dog, bird, etc.), with filters for price ranges and brands. Petpal also allows users to filter through product type tags, such as "food", "treats", "supplements", and "accessories", among others. In addition to onsite features to aid in product discovery, the company provides customers with support via email, phone, or WhatsApp in order to help them find the right item for their pet. Broadly, pet owners can purchase the following products via Petpal:

- Food and treats – Wet and dry dog and cat food, as well as treats such as biscuits and bones
- Accessories – For dogs and cats, such as collars and leashes, as well as essentials like cat litter
- Supplements and Medicine – Shampoos, medicine, toothpastes, and sprays for a variety of needs
- Health Insurance – Pet health insurance for dogs



Food and Treats



Accessories



Supplements and Medicine



Pet Insurance

In order to comply with Indian law regarding pharmaceutical sales, Petpal has acquired a license from the Drug Control Administration in the state of Telangana. This license allows Petpal to purchase wholesale quantities of animal pharmaceuticals and sell them to consumers. The license was obtained by Petpal in June 2019 and is perpetually valid unless suspended or canceled.


Currently, Petpal offers products from well-known brands including Purina, Royal Canin, Whiskas, Applaws, Farmina, and Hill's.



Additionally, Petpal has added a digital veterinary care product for its consumers to find a vet and receive care from the convenience of their own home. With this product, customers can book either telehealth appointments for simple questions or in-home visits, where certified veterinarians can perform routine check-ups. This was newly added to the Petpal marketplace in 2021 and has since facilitated over 7,600 veterinary appointments. The company expects to permanently integrate this product following the acquisition of the service provider, Vetzz and Petzz.

Use of Proceeds

If Petpal raises the minimum ($25,000) or maximum ($310,484) offering amount, it intends to use the proceeds as follows:



- **Intermediary Fees:** Fees paid to the intermediary for this offering
- **Salaries:** Monthly payroll for 2022
- **Marketing and Advertising:** Average marketing spend of $5,000 per month
- **Legal and Accounting:** Professional services covering legal and accounting fees
- **Promotions:** New partnership development expenses
- **Shipping and Delivery:** Expenses associated with each delivery, including packaging costs
- **Miscellaneous:** General month-to-month overhead expenses



Product Roadmap

Over the next year, Petpal anticipates adding various new features to its e-commerce platform. They include:

- Global launch of Virtual Veterinary Bot for non-prescription advisory (Q1 – Q2 2022)
- Subscription Package for preventative health (Q2 2022)
- Customer discussion forum (Q2 2022)
- Vet practice management system and sales portal (Q3 2022)
- Pet adoption portal (Q3 – Q4 2022)



Business Model

Petpal generates revenue through the sale of pet products directly to consumers via its website. In order to do so, the company purchases products from wholesale distributors at roughly 30% discounts to retail price, though the actual percentage varies by product. Petpal then aims to pass along part of the discount to consumers in the form of discounted products, with the remaining portion retained by the company as gross margin.

On the healthcare side, Petpal receives 20% commission on every veterinary appointment and 30% commission on diagnostic services booked on its platform.

USER TRACTION



Petpal has consistently grown its annual orders over the last five years. In 2017, it reported just over 5,000 orders and ended 2021 fulfilling 8,434 orders. Quarter-over-quarter, Petpal has reported strong order count in the first half of each year. In 2021, over 4,900 total orders came in Q1 and Q2, which was a record for the company. By quarter Q2 2021 was its highest quarterly order count to date, as the company fulfilled 2,632 pet care orders. A detailed breakdown of order count by quarter for the last five years can be seen below.



Petpal's average order size is approximately $30. As seen in the chart below, this figure has increased over the last five years and reached a high of $53.61 in Q4 2019. The company ended Q4 2021 with an average order size of $24.75. Its annual average order size for 2021 was $31.47.




Currently, Petpal delivers orders across India. In 2016, as well as the first half of 2017, the vast majority of the company's orders came from two cities, Hyderabad and Bangalore. Starting in the second half of 2017, Petpal began fulfilling an increasing amount of orders in the city of Pune. Since the beginning of 2018, the company has experienced a steady increase in orders from other cities across India.

To further help facilitate the delivery of its orders, Petpal has developed a relationship with Dunzo, a Google-backed delivery startup valued at ~$200 million, operating in eight Indian cities: Bangalore, Delhi, Noida, Pune, Gurgaon, Powai, Hyderabad, and Chennai.[ix]



HISTORICAL FINANCIALS

Petpal has grown its revenue every year for the last four years and ended 2021 with a total of $166,899 of sales for the year, marking a record for the company. Year-over-year, total sales in 2021 increased by over 12% compared to 2020. The company reports product sales in the first half of the year was a primary contributing factor to this growth.




Along with its revenue, Petpal's expenses have also increased each year, which spiked in 2021 due to higher than normal salaries and wages, legal and professional, and advertising and marketing expenses. In 2021, the company reported over $368,000 of expenditures, which was a 32% increase from 2020. In previous years, expenses have grown by approximately 20% each year.



Remainder of Page Intentionally Left Blank



As seen in the charts below, about half of Petpal's annual expenditures are due to cost of goods sold (COGS), which include the cost of pet food, supplies, and accessories sold on its marketplace. In 2021, COGS represented just under half of its total annual expenditures. Salaries and wage expenses and advertising and marketing costs represented about a third of total expenses for the year.









Remainder of Page Intentionally Left Blank



Petpal has yet to achieve profitability but is attempting to achieve economies of scale as it grows its customer base. In 2021, it reported its greatest net loss of $203,657. Petpal had $162,885 of cash as of December 2021 and generated free cash flow of approximately $35,000 in 2021.



INDUSTRY AND MARKET ANALYSIS

According to GM Insights, the global pet care market size was valued at over $232 billion in 2020 and is expected to experience a compounded annual growth rate (CAGR) of 6.1% from 2021 to 2027.[x] A primary growth driver for this industry is the humanization of pets and an increase in caring attributes exhibited among baby boomers and millennials.[xi] Urbanization, especially in India and Japan, is another trend that is expected to increase the adoption of pets, and more specifically, dog companionship. Within these tight urban centers, innovative businesses that provide a pet care solution for mobility restricted people are also expected to further drive market growth. For example, mobile pet grooming is a market sector that is expected to rapidly grow.[xii]

According to research firm Fortune Business Insights, the dog segment holds a large market share with cats closely following. Other segments include smaller animals like reptiles and fish.[xiii] So how many dogs and cats worldwide need to be cared for? It's estimated that 471 million dogs and 370 million cats are considered pets worldwide. Birds are another popular pet, as almost a quarter of a billion are housed worldwide. Along with other pets not mentioned, approximately one in three households worldwide own a pet.[xiv]

Brick-and-mortar and e-commerce pet care solutions are seeking to benefit from the wide acceptance of pets. While e-commerce solutions provide an added benefit of convenience, it's thought that physical pet stores and e-commerce channels are used in tandem throughout a pet's life.[xv] However, some geographical areas present an opportunity for e-commerce solutions compared to others. For example, the rise of nuclear families within urban centers and per capita disposable income in India has increased pet adoption for the country, especially dogs. E-commerce solutions have helped urban pet families conveniently care for their pets.[xvi]

India is among the fastest growing markets in the pet care industry and was estimated to reach a value of $430 million in 2020.[xvii] Unlike North America and Europe, who have witnessed market saturation of pet care products,


the Indian market is largely unorganized as consumers are gradually demanding better, nutrient-rich food and quality pet services such as grooming. This is paving the way for branded pet food companies like Mars International, Royal Canin, and Indian Broiler Group to benefit from the growing Indian market.[xviii]

The Indian pet food market is expected to reach $502 million in 2022 and grow at a nominal CAGR of 15.74% from 2022 to 2027[xix] The increasing pace of urbanization is the main growth driver for this market, since owning pets is largely an urban idea in the country. In 2018, approximately a third of the total population in India lived in cities. The trend is expected to increase as people move from rural areas to find work and make a living in urban centers.[xx] Like the broader market, the growing trend in pet humanization will also further drive this market and the demand for better nutrient-rich pet food products.[xxi]

The dog food segment dominates the Indian pet food market and will experience the most growth over the forecasted period to 2024 due to a large share of dog ownership compared to other animals and a sizable portion of monthly pet spending on dog food.[xxii] For example, dogs account for ~85% of total Indian pet ownership,[xxiii] and about 75-80% of a dog owner's monthly pet expenses go towards food and treats.[xxiv] In 2018 alone, there were an estimated 19.5 million pet dogs in the country, which is expected to increase to over 31 million by the end of year 2023, which will further fuel growth in the dog food segment.[xxv]

Petpal operates within the e-commerce industry. Highlights from venture capital financings in the e-commerce industry include:[xxvi]

- Total investments of $319 billion across 34,356 deals from 2011 to 2021
- Capital invested peaked in 2021, with more than $78 billion invested
- Deal count peaked back in 2015
- Median pre-money valuation was $14.5 million in 2021, a high during the observed time period







Amazon (NASDAQ: AMZN): Founded by Jeff Bezos in 1994, Amazon is an American e-commerce company. Originally known for selling books, Amazon has expanded its business lines to include cloud computing solutions, digital content including movies, music, and apps, consumer electronics, and brick-and-mortar bookstores and grocery stores following the acquisition of Whole Foods in 2017.[xxvii] Amazon has a global footprint and ships worldwide to customers in over 100 countries.[xxviii] In its Q3 2021 earnings report, Amazon announced net sales of over $110 billion, which increased 15.2% year-over-year. Its net sales were split almost evenly between its product and service segments.[xxix]



Chewy (NYSE: CHWY): Founded in 2011, Chewy is an online pet supply retailer with the goal of being the most trusted and convenient online destination for pet parents. Its e-commerce platform offers animal owners one-time purchasing or subscription-based options on a catalogue of products, including food, treats, accessories, and pharmaceuticals for dogs, cats, fish, birds, and more.[xxx] Only selling within the contiguous U.S.,[xxxi] Chewy has amassed market share of over 40% as of Q1 2021.[xxxii] In its most recent earnings report for Q3 2021, Chewy reported a net loss of $32 million, which remained flat year-over-year, on net sales of $2.2 billion for the quarter. Net sales increased by approximately 24% from Q3 2020.[xxxiii]

 

FlipKart: Flipkart is an e-commerce platform providing Indian customers with a one-stop-shopping experience. The company was founded in 2007 originally as an online bookstore.[xxxiv] Today, the company sells various items from over thousands of different sellers. The company also offers the convenience of 24/7 support for both sellers and customers. In May 2018, Walmart acquired a majority stake in FlipKart, valuing the e-commerce business at $16 billion. In 2020, now-parent company Walmart sold its loss-making Indian wholesale business Walmart India to FlipKart in a reverse merger. The reverse merger unlocks an opportunity to develop a B2B online wholesale business complimentary to its current B2C business model.[xxxv] In January 2022, FlipKart's CEO reported the firm is targeting an IPO in late-2022 or early-2023 in a possible overseas listing. It's also reported the company may initially raise a pre-IPO round in early-2022 at a potentially higher valuation than the $37.6 billion price tag it received in July 2021.[xxxvi] In its fiscal year 2021, FlipKart reported revenues of 43,357 crore (USD ~491 million), which is a 25% jump year-over-year.[xxxvii]



Petsworld: Founded in 2011, Petsworld is an online pet food and accessory shop that caters to the needs of a growing number of pet owners throughout India. The company sells food products, accessories, grooming kits, apparel, and more for pets including dogs, cats, and birds.[xxxviii] The company offers its customers free shipping within a guaranteed time frame to approximately 25,000 zip codes all over the country.[xxxix]





Sri Gorthy, Co-Founder and CEO: After quitting his job at Google Mountain View in 2014, Srivatsava (Sri) Gorthy founded PetPal in 2015 alongside his three dogs—Tyson the German Shepherd, Steffi the Labrador Retriever, and Leo the Newfoundland. The idea of PetPal stemmed from his friends' frustrations in acquiring adequate pet care products for their pets in India. Compared to the availability of pet supplies and care within the United States, Sri founded PetPal to provide India with a more convenient and seamless solution to everyday pet needs and currently serves as its CEO. Since inception, Sri has added another co-founder to the team, Swetang Sharma. Prior to co-founding Petpal, he worked at Google as a program lead in its hardware retail operations team. He also worked for ADP, TATA Consultancy Services, Integraph, and Alcoa. Sri holds a master's degree in Industrial and Labor Relations from Cornell University[xl] and a master's degree in International Management from Pondicherry University in India.



Swetang Sharma, Co-Founder and CTO: Swetang Sharma joined the PetPal team in September 2021 and currently leads the company's technology strategy. Aside from his role, Swetang is the founder of Petzz, a consumer-facing pet care services and products provider, and the founder of Vetzz, a network of veterinary doctors across India. Prior to his entrepreneurial ventures, Sharma was a successful student, software programmer, and mechanical engineer. He self-reportedly graduated among the top of his class at Vellore Institute of Technology and the Indian Institute of Management, Bangalore. Following his studies and working as a mechanical engineer for Hitachi Construction, Sharma sought two mentors to aide his entrepreneurial spirit and ultimate idea to begin pet-focused startups in India—Petzz and Vetzz. Following deep thought and advice from his mentors, Sharma is teaming up with Sri to advance pet care in India. Sharma holds a Bachelor's in Mechanical Engineering from Vellore Institute of Technology and an Executive Post Graduate Diploma in Management from the Indian Institute of Management, Bangalore.



Dr. Shivangi Raina, CVO: Dr. Shivangi Raina has been Chief Veterinary Officer of PetPal since April 2021 and currently leads the veterinary telehealth services for the company. Raina has developed a passion for pet care and also serves as a Research Assistant for Myvets Integrated Solutions, an animal welfare organization that provides design and development services to zoos, wildlife theme parks, walk-in aviaries, and aquariums. Raina graduated from Bombay Veterinary College, Mumbai with a Bachelor's in Veterinary Sciences and Animal Husbandry.

In 2021, PetPal raised over $220,000 in a Regulation Crowdfund campaign through MicroVentures by issuing crowd notes with a discount of 20% and a valuation cap of $4 million (early investors) and $5 million. PetPal also received an angel investment of $25,000 in April 2021 by issuing a convertible note with a $4 million valuation cap and 20% discount.


Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $310,484
Discount Rate: 20%
Valuation Cap: $5 million or $6 million
Conversion Provisions: In connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5,000,000 or $6,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

PYMNTS.com: India's Nascent Pet Care Industry Gets its First Online Retailer
siliconindia: Petpal Technologies: One-Stop-Shop for Pet Food, Accessories & Drugs
Economic Times Brand Equity: Pet brand Unikorn rebrands itself as Petpal
siliconindia: 10 Most Promising Pet Companies - 2019
Economic Times: Caring for your pet in lockdown: Go easy on the treats, teach them new tricks for physical activity
Civil Society: Petpal is a pal to stray dogs during lockdown

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,



- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.usatoday.com/story/news/world/2019/07/11/the-50-most-densely-populated-cities-in-the-world/39664259/

[ii] https://www.livemint.com/industry/retail/spike-in-ownership-boosts-pet-care-retail-biz-11632076482359.html

[iii] https://www.livemint.com/industry/retail/spike-in-ownership-boosts-pet-care-retail-biz-11632076482359.html

[iv] https://www.televisory.com/blogs/-/blogs/indian-pet-care-industry-analysis

[v] https://qz.com/india/1703581/indias-heads-up-for-tails-is-betting-on-luxury-pet-care/

[vi] https://www.marketwatch.com/press-release/pet-care-market-2019-global-industry-trends-sales-revenue-industry-growth-by-2024---market-research-engine-2019-10-18

[vii] https://www.televisory.com/blogs/-/blogs/indian-pet-care-industry-analysis

[viii] https://www.cnn.com/2020/03/27/business/pet-food-coronavirus-chewy/index.html

[ix] https://techcrunch.com/2019/10/04/dunzo-hyperlocal-ecommerce-delivery/



[x] https://www.gminsights.com/industry-analysis/pet-care-market

[xi] https://www.wearewoodruff.com/blog/pets/expert-sees-us-pet-industry-growth-millennials-and-care/

[xii] https://www.gminsights.com/industry-analysis/pet-care-market

[xiii] https://www.fortunebusinessinsights.com/pet-care-market-104749

[xiv] https://www.thezebra.com/resources/research/pet-ownership-statistics/#worldwide-pet-ownership-statistics

[xv] https://www.petage.com/brick-mortar-pet-store-retailers-possess-advantages-over-online-competitors-ecommerce/

[xvi] https://www.entrepreneur.com/article/328981

[xvii] https://vmsd.com/pandemic-drives-growth-of-indias-pet-care-industry/

[xviii] https://www.televisory.com/blogs/-/blogs/indian-pet-care-industry-analysis

[xix] https://www.statista.com/outlook/cmo/food/pet-food/india

[xx] https://www.statista.com/statistics/271312/urbanization-in-india/

[xxi] https://www.fortunebusinessinsights.com/pet-care-market-104749

[xxii] https://www.mordorintelligence.com/industry-reports/india-pet-food-market

[xxiii] https://www.televisory.com/blogs/-/blogs/indian-pet-care-industry-analysis

[xxiv] https://www.businesstoday.in/magazine/the-hub/the-pet-bet/story/376801.html

[xxv] https://www.statista.com/statistics/1061130/india-population-of-pet-dogs/

[xxvi] Pitchbook Data, Inc; Downloaded on January 20, 2022

[xxvii] https://www.fastcompany.com/company/amazon

[xxviii] https://querysprout.com/how-many-countries-does-amazon-operate-in/

[xxix] https://d18rn0p25nwr6d.cloudfront.net/CIK-0001018724/06c52e44-38c4-42b0-90c4-14916435e83e.pdf

[xxx] https://www.chewy.com/app/content/about-us

[xxxi] https://www.chewy.com/app/content/faq

[xxxii] https://www.forbes.com/sites/joanverdon/2021/06/10/chewy-earnings-beat-expectations-retailer-says-more-growth-ahead/?sh=15814d949fed

[xxxiii] https://s23.q4cdn.com/610444331/files/doc_financials/2021/q3/10-Q.pdf

[xxxiv] https://inshorts.com/en/news/flipkart-started-as-an-online-bookstore-11-years-ago-1525877596999

[xxxv] https://www.rediff.com/business/report/what-walmarts-reverse-merger-with-flipkart-means/20200806.htm

[xxxvi] https://www.businessinsider.in/business/ecommerce/news/flipkart-ipo-may-reportedly-happen-overseas-in-november-next-year/articleshow/88332486.cms

[xxxvii] https://www.business-standard.com/article/companies/flipkart-clocks-25-growth-in-fy21-revenue-at-rs-43-357-cr-losses-drop-23-122010401221_1.html

[xxxviii] https://www.petsworld.in/about-pets-world

[xxxix] https://www.petsworld.in/shipping-delivery

[xl] https://www.linkedin.com/in/sgorthy/

EXHIBIT C
Subscription Agreement

Subscription Agreement

Unikorn Inc.
171 Main Street #274
Los Altos, California 94022

Ladies and Gentlemen:

The undersigned understands that Unikorn, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $310,484 of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C, dated March 17, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on August 22, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
   i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder,

and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) **Information Concerning the Company.**

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.**
The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.**
The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**
i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	171 Main Street #274 Los Altos, California 94022 E-mail: sgorthy@petpal.in Attention: Srivatsava Gorthy
with a copy to:	Foley Shechter Ablovatskiy LLP 1180 Avenue of the Americas, 8th Fl. New York, NY 10036 Attention: Sasha Ablovatskiy, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Unikorn Inc.
By_____ Name: Srivatsava Gorthy Title: Chief Executive Officer

EXHIBIT D
Crowd Notes

Unikorn Inc.

CROWD NOTE

FOR VALUE RECEIVED, MindWise, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is August 22, 2022.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $310,484 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as

determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

 m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

 a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

  i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

 b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

 c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

   A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

   B. Obtaining the Corporate Transaction Payment.

  ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

 d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

 e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their

capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written

consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the

existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Unikorn Inc.

CROWD NOTE

FOR VALUE RECEIVED, MindWise, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is August 22, 2022.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $310,484 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as

determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their

4

capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written

consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the

existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E
Pitch Deck



Petpal

Health & Wellness







Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



Our vision

To be the market leader in South Asian pet care segment and make pet parenting a beautiful and painless experience.

Pet Digital health

Health insurance, video consultations, house calls, diagnostic and clinical services

Pet Supplies

Toys, collars, bedding, and more

Nutrition

Pet food and treats

Health & Wellness



Problems for pet parents

Access to reliable healthcare



Convenient delivery of pet products and services









Our solution for pet parents & vets

Marketplace of pet supplies:

- Food
- Treats
- Supplements
- Medicines
- Accessories



Marketplace of veterinary services:



- Vets who can provide care via
  - House calls
  - In-clinic
  - Telehealth
- Diagnostics
- Preventive Care Packages



Market Trends and Opportunity

India pet care market explosion

Projected India Pet Care Market by 2026[4]

~$979 million
(7,500 Crores)

- **Animal domestication** – 29+ million pets and growing.[1]

- **Urbanization** – over a third of India's population lived in cities in 2020, which has steadily increased year-over-year.[2]

- **Rising Incomes** – According to McKinsey, rising incomes in India could lead the country to have the third-largest number of high-income households globally by 2030.[3]

1 https://www.livemint.com/industry/retail/spike-in-ownership-boosts-pet-care-retail-biz-11632076482359.html
2 https://www.statista.com/statistics/271312/urbanization-in-india/
3 https://www.businesstoday.in/latest/economy/story/rising-income-digital-shift-to-help-india-grow-consumption-by-18-tn-in-next-decade-mckinsey-306216-2021-09-08
4 https://www.researchandmarkets.com/reports/5403194/india-pet-care-market-overview-2021-2026; 1 crore = 10,000,000, 1 USD: 76.6 INR



PETPAL Traction





7,600+ digital health appointments



60,000+ pet parents



400+ veterinarians on board



Raised $220k+ through equity crowdfunding in 2021

$900k+

Overall GMV of $1M (INR 7+ crores)[1]



Recorded YoY growth for five consecutive years





Revenue Growth



Chart showing Revenue (blue bars) and YoY Growth (green line) by year:

Year	Revenue	YoY Growth
2018	$91,894	
2019	$138,389	50.6%
2020	$148,452	7.3%
2021	$166,899	12.4%

Legend: ■ Revenue ── YoY Growth

Business Model and Revenue Streams

Pet Food/accessories/pharmacy

10-20% commission on the marketplace

Digital healthcare

20% commission per transaction (house calls, in-clinic, or telehealth)

30% on diagnostic services





The Core Team



Dr. Shivangi Raina,
Chief Veterinary Officer

Veterinary degree holder
from Mumbai College



Swetang Sharma
Co - founder & CTO

IIM-Bangalore Grad, 6+
years of experience,
Mechanical Engineering
background and
Founder of Petzz.org



Srivatsava Gorthy,
Co - founder & CEO

Ex-Googler, 15+ years
of experience in the Tech
industry and proud pet
parent of 2 large breed dogs



Thank you!



Petpal

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,



Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



EXHIBIT F
Video Transcript

Please note: the following is a transcription of a video already recorded by the issuer and their team. Any edits would need to take into consideration the limitations with not being able to reshoot most of this material.

[Text overlay: Petpal, Since 2016 logo]

[Text overlay: Meet our leaders]

[Text overlay: Dr. Shivangi Raina, Chief Veterinary Officer]

Hello there. I'm Dr. Shivangi Raina, Chief Veterinary Officer at Petpal and I'm here to tell you a little bit about what we do. Petpal breaks the physical barriers that vets and pet parents face alike. Telehealth communication helps pet owners consult with experienced vets without having to worry about transport or traveling. This reduces a lot of expenditure, hassle and travel varies for the pet owners, which is especially important during COVID times.

[Text overlay: Swetang Sharma, Co-Founder and CTO]

My name is Swetang and I'm the cofounder of Petpal. I'm an engineer by training as well as an MBA graduate. So, my analog animal technology journey started right out of my college at the end of my MBA where I set about building a healthcare marketplace for veterinary doctors who offered their services by video consultations, home visits as well as clinical services. The marketplace would ensure that healthcare for animals would become discoverable as well as accessible for all animal owners.

[Text overlay: Petpal, Since 2016 logo]

While I was more going around with my journey, I met Sri who had built a similar marketplace but to offer products and we realized the combined potential for both our offerings was highly synergic and hence we decided to merge our ventures together. Today, Petpal has over 400 veterinary doctors on its platform as well as 150 products. Thank you.

[Text overlay: Petpal, Since 2016 logo]

And vets have never been in more demand because a vet siting in Delhi can be a local celebrity, but they will also be in demand from someone in Orissa.

[Text overlay: Petpal logo]

A veterinary medicine graduate myself; I have seen a massive spike in the awareness that pet owners have these days about the welfare of their pets. But at the same time there is "a dirt in" quality veterinary care in most places. So that's where Petpal comes in; to bridge the gap between concerned pet parents and experienced vets.

[Text overlay: Petpal logo]

Hi, my name is Sri Gorthy, I'm the co-founder and CEO of Petpal Technologies. I've been a pet parent in India and I'm a pet parent in the U.S. now. I'm taking all the best practices from a market leader like the United States back to India, so I'm very excited about it.

[Text overlay: Petpal, Since 2016 logo]

[Text overlay: Sri Gorthy, Co-Founder and CEO]

You just heard from my team, Swetang who's our CTO, and Shivangi, who's our Chief Veterinarian. We also have an amazing set of team members who are dedicated to providing world-class customer service to pet parents and animal lovers even in the most difficult conditions.

So, if you think about India, the number of people who own four-wheelers is a very, very small population[iii] for a country that has 1.4 billion population[i] yet tracking 3% of car ownership[ii], which means it's very difficult to transport your pets for healthcare and it is very difficult to carry pet supplies on the back of a motorbike. So those are the problems we are trying to address.

We have the capability to provide animal healthcare in three formats. One is house calls, telehealth, and in-clinic. Our app is so tech-friendly that you could book [an] appointment with a veterinarian through any of these three formats and it's on-demand.

We're also breaking tech barriers through the app. We are also breaking the language barriers because people speak multiple languages in India, and they could book an appointment with a Hindi-speaking veterinarian and have a conversation. So, this is just a big gamechanger for accessing healthcare that is reliable, that is convenient and that is timely.

We are also in a position to provide advice on nutrition, not just providing advice on nutrition through our veterinarians, but we are also in a position to provide the supplies to customer's home through door delivery.

I'm really excited about where we are at this point and what we have achieved in the last few years, but we are also excited about the future because we are in a position to provide healthcare, digital healthcare in multiple formats. We're also able to provide pet supplies and animal supplies. And we are also able to provide insurance, pet insurance, which is a unique product offering in India.

[Text overlay: Petpal, Since 2016 logo]

Thank you so much for your time and your attention.

Sources:

I. https://www.cnn.com/2019/06/19/health/india-china-world-population-intl-hnk/index.html
II. https://www.statista.com/statistics/1027474/india-car-owners-by-gender/
III. https://www.statista.com/statistics/664691/share-of-two-wheelers-india/